Exhibit 99.1

Wheaton Precious Metals Joins United Nations Global Compact

TSX: WPM
NYSE: WPM

VANCOUVER, Sept. 16, 2019 /CNW/ - Wheaton Precious Metals™ Corp. ("Wheaton" or the "Company") is pleased to announce that it has joined the United Nations ("UN") Global Compact. Launched in 2000, the UN Global Compact is the largest corporate sustainability initiative in the world, with more than 9,500 companies and 3,000 non-business signatories based in over 160 countries.

As a participant, Wheaton has committed to voluntarily aligning its operations and strategy with the ten universally accepted principles in the areas of human rights, labour, environment and anti-corruption, and to take actions that support broader UN goals, including the Sustainable Development Goals. Since 2014, the Company's partner corporate social responsibility program ("partner CSR program") has supported social and environmental initiatives in the communities close to Wheaton's partners' mining operations. Through the partner CSR program, Wheaton endeavors to continue to work collaboratively with our partner mine operators to support initiatives that advance the UN's Sustainable Development Goals.

"Joining the UN Global Compact further demonstrates our commitment to corporate sustainability, an important component in creating value through streaming for all stakeholders," said Randy Smallwood, President and Chief Executive Officer of Wheaton Precious Metals. "We strongly believe in promoting responsible mining practices and supporting long-term sustainable benefits in the communities where we and our partners live and operate. Wheaton's asset portfolio is based primarily on low-cost, long-life mines, so for us, sustainability is critical to the success of our business model. The UN Global Compact provides us with a principle-based framework that aligns well with the Company's values around corporate responsibility. We are proud to join this community of likeminded organizations and to lead the way for our peers as well."

The UN Global Compact provides members with a principle-based framework, best practices, resources and networking events with a goal to strengthen corporate sustainability practices for the betterment of society.

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SOURCE Wheaton Precious Metals Corp.

View original content: http://www.newswire.ca/en/releases/archive/September2019/16/c2941.html

%CIK: 0001323404

For further information: Patrick Drouin, Senior Vice President, Investor Relations, Wheaton Precious Metals Corp., Tel: 1-844-288-9878, Email: info@wheatonpm.com, Website: www.wheatonpm.com

CO: Wheaton Precious Metals Corp.

CNW 07:00e 16-SEP-19